Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG (suspended) ISIN: ZAE000008819

Nasdaq trading symbol: RANGE

(“Randgold” or “the Company” or “the Group”)

Randgold announces a change of Auditors and receipt of Notice of Delisting from The Nasdaq National Market

The Group’s auditors, Charles Orbach & Co., have notified Randgold of their resignation from the audit of the Company’s financial statements as of and for the year ended December 31, 2004. The reason given for the resignation was that material financial information to conduct and complete the audit was not available timeously. KPMG Inc. has agreed to accept the appointment as auditors to Randgold, subject to completing certain client acceptance procedures. Randgold remains committed to finalising and publishing its audited results as of and for the year ended 31 December 2004 as soon as is practicably possible, and to complete and file its Form 20-F with the U.S. Securities Exchange Commission shortly thereafter.

It is anticipated that the audited annual financial statements of the Group will reflect material differences compared to the reviewed preliminary results for the year-ended December 31, 2004, which were published on April 29, 2005, and as a consequence Randgold hereby gives notice withdrawing the previously published preliminary results and that such preliminary results should not be relied upon by investors.

The principle changes in terms of accounting treatment relative to those utilised in preparing the reviewed preliminary results are as follows:

AC110 – Investments in Associates

This standard requires that if a company has significant influence over an investment it should equity account for the investment. As a result of the scrip lending arrangement entered into by the Group, Randgold does not currently believe that significant influence over Randgold Resources Limited (“RRL”) can be demonstrated, and that the method of accounting for the investment in RRL should be changed to one of fair value in accordance with AC133 – Financial Instruments: Recognition and Measurement (“AC133”). As a consequence of applying AC133 on the RRL investment, the preliminary results as previously published are expected to be revised to show the impact of taking the change in the market value of RRL to equity reserves and bringing account a portion of the attributable income on an equity method. In the preliminary reviewed results, RRL was accounted for on the equity method. The Group expects that the nature of these changes will be material in terms of the previously reported reviewed preliminary results.

Kabusha

A subsidiary of Randgold, Kabusha Mining and Finance (Pty) Ltd’s (“Kabusha”) audited financial statements have changed significantly from those used to prepare the reviewed preliminary financial results published. The auditors of Kabusha are different from those of Randgold. Kabusha’s audited financial statements disclosed that a significant portion of its listed investments were disposed during the year ended 31 December 2004, whilst these were still shown as investments in the reviewed preliminary financial results. A further complication in the consolidation of the Kabusha accounts into those of Randgold, is the liability that was settled by JCI Ltd for the amount owing by Kabusha to Benoryn for the Aflease shares purchased. This amount was not reflected in the accounts used to compile the reviewed preliminary results.

Listed Investments

In terms of SA GAAP, the fair value adjustments on listed investments were accounted for in an equity reserve in the reviewed preliminary results and the diminution in value was considered as not to be permanent nature. Due to the continued low market price of these investments subsequent to year-end, Randgold expects that it will adopt a conservative approach and account for this diminution in the Income Statement.

Angolan investments

When preparing the reviewed preliminary results, the book value of the Angolan assets were shown at the original acquisition cost. Discount cash flow valuations for the concessions, some of which are early grassroots exploration opportunities, are not amenable to this valuation methodology, and hence expected that the audited financial statements will reflect an impairment of these assets.

The total impact on, and the period of time to complete, the Group’s audited financial statements cannot be known until the audit is completed by the Group’s auditors, and the Company’s Audit Committee and Board complete their deliberation thereof. Consideration will be given to publishing unaudited results in the interim after consultation with JSE Limited in the light of the withdrawal of the previously published preliminary results.

Randgold received notice from The Nasdaq National Market indicating that the Company’s securities were delisted from The Nasdaq National Market effective as of the opening of business on September 21, 2005 due to the Company’s failure to timeously file its Form 20-F for the year-ended December 31, 2004, as required under Nasdaq Marketplace Rule 4310(c)(14).

The delisting notice followed the Company’s filing with The Nasdaq National Market of a compliance plan requesting an extension of time for the Company to regain compliance with the Nasdaq Marketplace Rules. The Company supported its request for an extension at a hearing held before the Nasdaq Listing Qualifications Panel. The Company currently intends to appeal the delisting decision to the Nasdaq Listing and Hearing Review Council, however, such appeal will not stay the delisting and there can be no assurance that any such appeal would be successful.

The Company is currently examining other available trading alternatives for its securities in the United States, including Over-the-Counter (“OTC”) trading.

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes those statements concerning the Company’s ability to retain new auditors and complete its audited financial statements for the year ended December 31, 2004, the time period for completing its audit and the impact of the changes to the Company’s preliminary results to be reflected in the audited financial statements, the Company’s decision whether or not to appeal the notice of delisting from The Nasdaq National Market and the outcome of any such appeal, whether the Company will determine to seek or will be successful in seeking any other trading alternative for its securities in the United States, the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of the Company’s exploration and production investments, its liquidity, capital resources and expenditures. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the willingness of a new auditor to accept an audit engagement with the Company, the ability of any new auditors to complete the audit and the outcome of any such audit the Company’s annual financial statements as of and for the year ended December 31, 2004, the outcome of any appeal of the delisting to The Nasdaq National Market that the Company may make, the ability of the Company to obtain any other trading alternative for the Company’s securities in the United States, the ability of the Company to implement improved systems to correct its late reporting, the JSE Securities Exchange South Africa’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

21 September 2005

Johannesburg

Sponsor

Sasfin Corporate Finance

A division of Sasfin Bank Limited